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FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check box if no longer subject to
Section 16. Form 4 or Form 5 obligations may
continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person

Yih, Daniel W.	Starwood Hotels & Resorts Worldwide, Inc. (“HOT”)	to Issuer (Check all applicable)

__X__ Director ____ 10% Owner

(Last) (First) (Middle)		_____ Officer (give title below)
	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	_____ Other (specify below)

c/o GTCR Golder Rauner LLC 6100 Sears Tower

(Street)
	4. Statement for Month/Year	7. Individual or Joint/Group Filing
Chicago IL 60606-6402 USA	September 2001	(Check Applicable Line)
_X__ Form Filed by One Reporting Person

(City) (State) (Zip)		____ Form Filed by More than One Reporting Person
5. If Amendment, Date of Original (Month/Year)

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

4. Securities Acquired (A)
		3. Transaction Code		or Disposed of (D)
	2. Transaction Date	(Instr. 8)		(Instr. 3, 4 and 5)

(A)
or
1. Title of Security (Instr. 3)	(Month/Day/Year)	Code	V	Amount	(D)	Price

Shares(1)	09/24/2001	P		2,389	A	$18.25

[Additional columns below]

[Continued from above table]

5. Amount of	6. Ownership Form:
Securities Beneficially	Direct (D) or	7. Nature of Indirect
Owned at End of Month	Indirect (I)	Beneficial Ownership
(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)

2,389	I	IRA

5,761	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

*If the form is filed by more than one reporting person, see Instruction 4(b)(V).

SEC 1474 (7-96)

FORM 4 (CONTINUED)

TABLE II — DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

5. Number of
Derivative
Securities
Acquired (A) or
			4. Transaction		Disposed of (D)
			Code		(Instr. 3, 4,
	2. Conversion or		(Instr. 8)		and 5)
1. Title of Derivative	Exercise Price of	3. Transaction Date
Security (Instr. 3)	Derivative Security	(Month/Day/Year)	Code	V	(A)	(D)

[Additional columns below]

[Continued from above table]

6. Date Exercisable		7. Title and Amount
and Expiration		of Underlying
Date (Month/Day/		Securities
Year)		(Instr. 3 and 4)
8. Price of
			Amount or	Derivative
Date	Expiration		Number of	Security
Exercisable	Date	Title	Shares	(Instr. 5)

9. Number of	10. Ownership
Derivative	Form of
Securities	Derivative	11. Nature of
Beneficially	Security:	Indirect
Owned at End	Direct (D)	Beneficial
of Month	or Indirect (I)	Ownership
(Instr. 4)	(Instr. 4)	(Instr. 4)

      Explanation of Responses:

-s- Kenneth S. Siegel	10-9-01

**Signature of Reporting Person(1)	Date
By: Kenneth S. Siegel Attorney-in-fact

      (1)Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1474 (7-96)

Name and Address of Reporting Person	Issuer Name and Ticker or Trading Symbol	Statement for Month/Year

Yih, Daniel W.	Starwood Hotels & Resorts Worldwide, Inc.	October 2001
c/o GTCR Golden Rauner LLC	Starwood Hotels & Resorts (“HOT”)
6100 Sears Tower Chicago, IL 60606

Explanation of Responses:

(1)	Pursuant to the Agreement and Plan of Restructuring between Starwood Hotels & Resorts Worldwide, Inc. (the “Corporation”), ST Acquisition Trust, and Starwood Hotels & Resorts, (the “Trust” and, together with the Corporation “Starwood”) dated as of September 16, 1998 and amended as of November 30, 1998, each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a “Corporation Share”) owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a “Trust Share”). Corporation Shares and Trust Shares may be held and tracked only in units (“Shares”) consisting of one Corporation Share and One Trust Share.